MID PENN BANCORP, INC.

349 Union Street

Millersburg, Pennsylvania 17061

June 15, 2018

VIA EDGAR

Division of Corporation Finance

Attention: David Lin, Staff Attorney

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Mid Penn Bancorp, Inc.

Registration Statement on Form S-4 filed on May 31, 2018, as amended

File No. 333-225304

Dear Mr. Lin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Mid Penn Bancorp, Inc. (the “Company”), hereby requests that the effective date of the Company’s above-referenced Registration Statement on Form S-4 be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective on Tuesday, June 19, 2018 at 3:00 p.m., or as soon as practicable thereafter.

The Company understands that: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. Please contact Kenneth J. Rollins, of Pillar Aught LLC, at (717) 308-9633 with any questions you may have concerning this request. In addition, please notify Mr. Rollins by telephone when this request for acceleration has been granted.

Very truly yours,

MID PENN BANCORP, INC.

By:	/s/ Rory G. Ritrievi
Name:	Rory G. Ritrievi
Title:	President and Chief Executive Officer

cc.	Kenneth J. Rollins, Esq.

David W. Swartz, Esq.